Exhibit 99.1

ASX/Media Release

Immutep Announces Publication of TACTI-002

and TACTI-003 Abstracts at ASCO 2022

•	Efti in combination with pembrolizumab continues to show favourable antitumor activity in 1st line non-small cell lung cancer (NSCLC) patients from TACTI-002 with data cut off January 2022

•	Improved Overall Response Rate (ORR) of 37.3% (intent to treat, 28/75 patients) as assessed by local read based on 75 patients and compared to 36.1% at ASCO 2021

•	Responses observed in all PD-L1 subgroups with 32% ORR in patients with no or low PD-L1 (TPS < 50%)

•	Improved Disease Control Rate of 73.3% (55/75) compared to 66.7% at ASCO 2021

•	Combination of efti plus pembrolizumab continues to be safe and well tolerated

•	Updated data from all 114 patients to be presented in an Oral Presentation on 3 June 2022

SYDNEY, AUSTRALIA – 27 May 2022 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, is pleased to announce new interim data from Part A of the Phase II TACTI-002 trial in 1st line NSCLC has been published today in an abstract at the American Society of Clinical Oncology’s (ASCO) 2022 Annual Meeting.

Data from the trial will be presented in an Oral Presentation on 3 June 2022. Importantly, while the abstract contains data from the first 75 patients with a data cut off of January 2022, the Oral Presentation will present data from all 114 patients with a more recent data cut off and will be the subject of a further announcement from the Company.

Immutep also announces the publication of an abstract for the design of the ongoing Phase IIb TACTI-003 trial that will be presented as a Trial-in-Progress Poster Presentation at ASCO 2022.

The respective abstracts are available via the links below and www.immutep.com. Similarly, the presentations will be available at the times indicated below on ASCO.org and subsequently made available on Immutep’s website.

TACTI-002 Abstract

Title:	A Phase II study (TACTI-002) in 1st line metastatic non-small cell lung carcinoma investigating eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab: updated results from a PD-L1 unselected population
Abstract link:	https://www.immutep.com/files/content/investor/presentation/2022/ASCO 2022/ASCO 2022_TACTI-002 part A_Abstract_Final.pdf
Oral presentation date:	Friday 3 June 2022 at 1:00pm, US Central Daylight Time (CDT)

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889

TACTI-003 Abstract

Title:	TACTI-003: A randomized Phase IIb study of eftilagimod alpha (soluble LAG-3 protein) and pembrolizumab as first-line treatment of patients with recurrent or metastatic head and neck squamous-cell carcinoma
Abstract link:	https://www.immutep.com/files/content/investor/presentation/2022/ASCO 2022/ASCO 2022_TACTI-003_TIP_Abstract_Final.pdf
Poster date:	Monday 6 June 2022 at 1:15pm US CDT

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 33, Australia Square

264 George Street, Sydney NSW 2000

ABN: 90 009 237 889